Mail Stop 3561

April 30, 2009

<u>Via Fax & U.S. Mail</u>

Phillip K. Marshall
Chief Financial Officer
Rick's Cabaret International, Inc
10959 Cutten Rd
Houston, TX 77066

> **Re: Rick's Cabaret International, Inc.**
> **Form 10-KSB for the fiscal year ended September 30, 2008**
> **Filed December 29, 2008**
> **File No. 001-13992**

Dear Mr. Marshall:

We have reviewed your response letter dated March 31, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the fiscal year ended September 30, 2008

Item 2. Properties, page 9
Additional Properties We Own, page 9

1.   We note your response to our prior comment number two. Please clarify in
        future filings and confirm for us that the properties listed under items six and
        seven are accounted for as long-lived assets held for use and that you review
        for them for impairment in accordance with paragraphs 7 and 8 of SFAS No.
        144. Further, as previously requested, please revise your impairment footnote
        to disclose your policy for measuring the carrying amounts of long-lived
        assets held for sale including your San Antonio property, Encounters, which
        you impaired during the quarter ended December 31, 2008.

Management's Discussion and Analysis
Results of Operations for the fiscal year ended September 30, 2008 as compared to
the fiscal year ended September 30, 2007, page 21

2.   We do not consider your response to our prior comment number three to be
        fully responsive and reissue our comment in its entirety. Your response and
        disclosure in your Form 10-Q for the quarter ended December 31, 2008 do
        not explain the nature of other revenues and the specific underlying reason(s)
        for the increase. Please tell us the nature of other revenues and your
        accounting policy for the recognition of such revenues within your financial
        statements and revise your MD&A and notes to the financial statements in
        future filings accordingly.

Liquidity and Capital Resources
Contractual Obligations and Commitments, page 24

3.   We note your response to our prior comment number five that you intend to
        expand the disclosure in future filings. Please specifically confirm that you
        will comply with the comment in future filings.

4.   We note your responses to our prior comments 6, 7, 8 and 9. We re-issue
        these comments. In each case, you have stated that you will "expand the
        disclosure in future filings." Please specifically confirm that you will comply
        with each prior comment in future filings.

Note J. Segment Information, page 57

5.   We note your response to prior comment number 14 but disagree with your

response. You state that you do not intend to disclose the segment information due the immaterial nature of the general corporate segment. However, given the significant increase in general corporate capital expenditures in fiscal 2008 relative to your other segments and to prior periods, and the fact that general corporate assets more than doubled over prior year and represent over 27% of total assets, we believe an explanation disclosing the basis for which your segment disclosures are prepared, including any differences between the consolidated and segment amounts, would be meaningful in assisting a reader with a better understanding your financial statements. Your disclosure should also specifically alert a reader that although buildings are utilized by your nightclubs, management for segment purposes excludes these assets and its related depreciation expense in the nightclubs segment. Please advise and revise future filings accordingly.

Note N. Acquisitions and Dispositions, page 60

6. We note your response to our prior comment number 15. In your next response to us, please specifically confirm that in future filings you will comply with the disclosure requirements of paragraph 51(b) of SFAS No. 142.

7. We note from your response to our prior comment number 16 that you believe that the embedded put options contained in the Lock-up/Leak-out Agreements meet the scope exception of paragraph 11(a) of SFAS No. 133, which states that contracts issued or held by a reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity shall not be considered derivative instruments. We also note that you refer to Statement 133 Implementation Issue No. C2 which indicates that temporary equity is considered stockholders' equity. However, prior to considering the guidance outlined in Statement 133 Implementation Issue No. C2, you are required to evaluate whether the embedded derivative indexed to its own stock would be classified in stockholders' equity, if freestanding, in accordance with paragraph 4 of EITF No. 00-19. In this regard, please tell us what consideration you have given to paragraphs 12-32 of EITF No. 00-19 in evaluating whether the put option is an equity instrument and thereby excluded from the scope of Statement 133. As part of your response, please provide us with your analysis which details why you believe the guidance in each of the paragraphs of 12-32 of EITF No. 00-19 do or do not apply. We may have further comment upon receipt of your response.

Form 10-Q for the quarter ended December 31, 2008
Item 4. Controls and Procedures, page 31

8.   We note your response to our prior comment number 18; however, we do not
        consider your response to expand the disclosure in future Form 10-Q filings
        to fully address our concerns. Please note that you are specifically required to
        disclose the conclusions of the Company's principal executive and principal
        financial officers, regarding the effectiveness of the Company's disclosure
        controls and procedures as of the end of the period covered by the report in
        accordance with Item 307 of Regulation S-K. In your next response to us,
        please confirm that you will comply with the disclosure requirements outlined
        in Item 307 of Regulation S-K in future filings.

                              ****

        You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3816 if
you have questions regarding comments on the financial statements and related
matters. Please contact Matthew Spitzer at (202) 551-3373 or Daniel Morris at (202)
551-3314 with any other questions.

                              Sincerely,

                              Joseph A. Foti
                              Senior Assistant Chief Accountant